EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 26, 2020, on our audits of the consolidated financial statements of Farmers & Merchants Bancorp, Inc. as of December 31, 2019 and 2018, and for the three-year period ended December 31, 2019, which report is included in Farmers & Merchants Bancorp, Inc.’s Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated February 26, 2020, on our audit of the internal control over financial reporting of Farmers & Merchants Bancorp, Inc. as of December 31, 2019, which report is included in the Annual Report on Form 10-K.

/s/ BKD, LLP

Fort Wayne, Indiana

September 14, 2020